FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. Amended BC FORM 53-901F, Material Change Report,

2.

Oromin Explorations Ltd. News Release Dated October 12, 2005,

3.

Oromin Explorations Ltd. News Release Dated October 21, 2005,

4.

Oromin Explorations Ltd. Interim Financial Statements For The Period Ended August 31, 2005,

5.

Oromin Explorations Ltd. 2 Form 52-109FT2, Certifications, CEO & CFO.

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                        OROMIN EXPLORATIONS LTD.

                                                                        (Registrant)

Date: November 3, 2005                                     By:      “James G. Stewart”

                                                                                    James G. Stewart

                                                                        Its:       Secretary

                                                                                    (Title)

November 3, 2005

SECURITIES AND EXCHANGE COMMISSION                                            VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

            Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

            Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

            Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

AMENDED BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 29, 2005

Item 3.

Press Release

September 30, 2005, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has received TSX Venture Exchange approval of its acquisition of the Sabodala Property in the Republic of Sénégal, along with a series of loans to fund its operations in Sénégal and Argentina.

Item 5.

Full Description of Material Change

The Issuer has received TSX Venture Exchange approval of its acquisition of the Sabodala Property in the Republic of Sénégal.  The Sabodala Property is held by the Oromin Joint Venture Group (“OJVG”) a joint venture between the Issuer and Bendon International Ltd. (“Bendon”), each as to 50% with the Issuer and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Issuer and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The OJVG the sole right to acquire a 100% interest in the Sabodala Property from the Government of Sénégal by spending at least USD$8 million on exploration by April 17, 2007.  Under the terms of the OJVG joint venture agreement, Bendon will provide the initial USD$2.8 million in exploration expenditures with the Issuer providing the subsequent USD$5.2 million commitment.   Bendon has agreed to arrange financing, through an equity placement in the Issuer, of at least USD$4 million of the Issuer’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Property on a pro rata basis, or be subject to dilution.

The Issuer has also received TSX Venture Exchange approval for a series of loans totalling CAD$625,000 that bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Issuer at a price of CAD$0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Issuer at a price of CAD$0.45 per share for a period of two years following the date of conversion of the loan; and are repayable within five business days following the closing of the Issuer’s next financing sufficient to generate net proceeds of not less than CAD$625,000, but in any event by February 2, 2007.  The proceeds for the loans have been used to fund the Issuer’s operations in Sénégal.

The Issuer has also received TSX Venture Exchange approval for a loan in the amount of USD$600,000 that bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of the Issuer at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Issuer at a price of $0.43 per share for a period of two years following the date of conversion of the loan; and is repayable within ten business days following the closing of the Issuer’s next financing sufficient to pay the loan and the earlier series of loans totalling CAD$625,000, but in any event twenty-four months following the date on which the loan is advanced.  The proceeds for the loans will be used to fund the Issuer’s operations in Argentina.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 30th day of September 2005.

OROMIN EXPLORATIONS LTD.

By:

Signed “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

whose signature appears above.)

CHET IDZISZEK

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772      Fax: 604-331-8773

October 12, 2005

NEWS RELEASE

Pursuant to Section 111 of the Securities Act (British Columbia), Chet Idziszek reports that his percentage ownership of current capital stock of Oromin Explorations Ltd. ("Oromin") is 26.4%.

Oromin recently received regulatory approval for a loan from Mr. Idziszek to Oromin of $325,000 that can be converted at his option into units of Oromin at a price of $0.45 per unit, each unit being comprised of one share purchase warrant entitling the purchase of an additional share of Oromin at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

For the purposes of Section 95 of the Securities Act (British Columbia) and assuming the exercise of all options and warrants, including the conversion of the above-noted loan into shares and warrants and the subsequent exercise of any warrants resulting from such conversion, Mr. Idziszek’s holdings represent 31.6% of the issued and outstanding shares in the capital stock of Oromin.

“Chet Idziszek”

_____________________

Chet Idziszek

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

October 21, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

SABODALA SAMPLING, TRENCHING AND GEOPHYSICS EXPANDED

HIGHLIGHTS

•

TRENCHING, SAMPLING AND PROSPECTING EXPANDED AS A RESULT OF CONTINUED EXPLORATION SUCCESS

•

MECHANICAL TRENCHING AT GOLOUMA GENERATES ADDITIONAL DRILL TARGETS

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to provide an update for its Sabodala Property in eastern Sénégal.  Oromin’s exploration program of trenching, infill and step-out soil sampling, prospecting and mapping is continuing throughout the Golouma area and, as a result of favourable structure, alteration and veining encountered in both the current and the initial trenching programs, has now been expanded to include 500 to 1,000 metre spaced reconnaissance lines across the entirety of the exploration concession.  Manual trenching is also underway along the extensive soil geochemical anomaly that trends southward from the adjacent Sabodala South deposit of Minerals Deposits Limited.

Oromin’s mechanical trenching program is progressing rapidly with a total of 20 new long trenches distributed across four areas of the 1.5 by 2.0 kilometre Golouma gold-in-soil geochemical anomaly.  The expanded trenching within these four areas has uncovered similar intensity of shearing, alteration and veining as that previously observed within Oromin’s three initial manual trenches at Golouma and all of these areas contain one or more drill targets. The results from the three initial trenches, an old trench sampled in 2004 by Oromin’s consulting geologist and a series of shallow hand trenches within the same area sampled in 1987 by BRGM (Geologic Branch of the French Government) are as follows:

Trench #	Sampled By	Width (metres)	Gold (g/t)
OLE-01	Oromin	18.5 +	2.96
		including 9.5	4.50
OLE-02	Oromin	2.0 +	0.30
OLE-03	Oromin	5.5	30.22
		including 2.0	68.59
Pit B	Consultant	3.1 +	11.79
GOL T32	BRGM	4.0 +	3.39
GOL T33	BRGM	6.5 +	11.40
GOL T35	BRGM	5.5 +	5.40
GOL T36	BRGM	5.8 +	7.00

As the number and size of the favourable exploration targets expand, Oromin will continue to evaluate and priority-rate each area.  More than 2,500 soil, rock and trench samples have been collected during the current phase of exploration, which began in late August, and results for these samples will be reported as Oromin receives grouped results for each sample area.  Oromin expects to collect at least another 2,500 soil and trench samples in advance of drilling.

In addition to this ongoing fieldwork, Sigma Geophysics has returned to the Sabodala Property to continue to expand Oromin’s induced polarisation (IP) geophysical survey.  Based on the favourable results observed during the initial IP survey, Sigma will utilise a refined set-up array to enable greater depth penetration for the chargeability and resistivity signals.

Although Oromin had expected drill rigs to be on site by mid October, as a result of shipping and clearance delays beyond Oromin’s control, the drill rigs are now expected to be on site at Sabodala by mid to late November.  While these shipping delays will also delay the completion plan of Oromin’s exploration camp and field office infrastructure, they afford Oromin an opportunity to carry out additional geological, geochemical and geophysical work on the continually expanding target areas at Sabodala prior to the commencement of drilling.

Douglas Turnbull P.Geo., a “qualified person” for the purposes of National Instrument 43-101 has verified the data disclosed in this news release.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN EXPLORATIONS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended August 31, 2005

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended August 31, 2005.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

	August 31, 2005	February 28, 2005
ASSETS

Current
Cash and cash equivalents	$282,625	$648,769
Receivables	37,947	11,356
Receivables – cost recovery	540,740	212,624
Prepaid expenses and deposits	4,872	4,872
	866,184	877,621

Investments	1,377,940	1,377,940
Equipment	9,627	6,303
Resource properties and deferred costs (Note 4)	1,688,785	1,583,908
Performance bond – restricted cash	134,524	139,333
	$4,077,060	$3,985,105

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$560,302	$443,033
Related party loans (Note 5)	625,000	625,000
	1,185,302	1,068,033
Shareholders’ equity
Capital stock (Note 6)
Authorized
100,000,000 common shares without par value
27,882,837 common shares (February 28, 2005 – 26,983,125)	12,063,666	11,878,025
Contributed surplus	332,841	250,386
Deficit	(9,504,749)	(9,211,339)
	2,891,758	2,917,072
	$4,077,060	$3,985,105

Nature of operations and going concern (Note 1)

Approved by the Board

“Chet Idzsizek”          Director                                   “James G. Stewart”    Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004	Six Months Ended August 31, 2005	Six Months Ended August 31, 2004

EXPENSES
Amortization	$ 649	$ 372	$ 1,130	$ 745
Bank charges and loan interest	24,183	-	43,114	-
Filing and transfer agent fees	15,753	7,950	21,685	10,725
Office and rent	35,213	15,654	67,737	27,674
Office administration recovery	(88,936)	-	(150,883)	-
Professional fees	29,652	19,623	57,315	27,917
Shareholder information	(336)	438	1,743	2,198
Stock-based compensation (Note 7)	42,788	-	82,455	60,178
Travel and public relations	31,403	1,597	56,096	8,389
Wages	44,046	5,495	74,511	10,989
	(134,415)	(51,129)	(254,903)	(148,815)

OTHER INCOME (EXPENSE)
Interest income	1,587	2,613	2,916	4,586
Foreign exchange loss	(48,512)	(33,401)	(41,423)	(44,767)
	(46,925)	(30,788)	(38,507)	(40,181)

Loss for the period	(181,340)	(81,917)	(293,410)	(188,996)

Deficit - beginning of period	(9,323,409)	(8,870,249)	(9,211,339)	(8,763,170)

Deficit - end of period	$ (9,504,749)	$ (8,952,166)	$ (9,504,749)	$ (8,952,166)

Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted number of shares outstanding	27,857,978	25,695,308	27,722,142	24,996,396

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004	Six Months Ended August 31, 2005	Six Months Ended August 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (181,340)	$ (81,917)	$ (293,410)	$ (188,996)
Items not affecting cash
Amortization	649	372	1,130	745
Foreign exchange loss	7,026	5,091	4,809	2,551
Stock-based compensation	42,788	-	82,455	60,178
Changes in non-cash working capital items:
Receivables	(21,979)	(5,456)	(26,591)	(7,084)
Accounts payable and accrued liabilities	(45,459)	37,622	70,564	136,520
	(198,315)	(44,288)	(161,043)	3,914

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	6,750	-	185,641	300,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	(3,002)	(4,454)	(3,002)
Proceeds from sale of interest in Argentina project	-	-	-	832,680
Expenditures on resource properties, net of accounts payable and recovery	319,329	(266,496)	(386,288)	(390,590)
	319,329	(269,498)	(390,742)	439,088

Change in cash and cash equivalents	127,764	(313,786)	(366,144)	743,002

Cash and cash equivalents - Beginning of period	154,861	1,572,583	648,769	515,795

Cash and cash equivalents - End of period	$ 282,625	$ 1,258,797	$ 282,625	$ 1,258,797

Supplemental disclosure with respect to cash flows (note 11)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at August 31, 2005, the Company has working capital deficiency of ($319,118) (February 28, 2005 – ($190,412)).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2005.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Santa Rosa Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2005	$ 445,431	$ 1,134,520	$ 3,957	$ 1,583,908

Acquisition costs	-	-	31,275	31,275
Camp operation	272	163,592	-	163,864
Contractors & geological staff	31,640	864,723	1,768	898,131
Engineering & feasibility	-	-	50	50
Insurance	-	34,645	-	34,645
Land & legal	28,593	70,406	294	99,293
Exploration office	-	148,074	-	148,074
Sample analysis	-	31,645	-	31,645
Travel & accommodation	3,604	188,838	6,677	199,119

Cost recovery	-	(1,501,219)	-	(1,501,219)

Balance, August 31, 2005	$ 509,540	$ 1,135,224	$ 44,021	$ 1,688,785

a)

Santa Rosa, Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003, (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa property and exploration rights.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

a)

      Santa Rosa, Argentina (cont’d…)

On June 26, 2002, the Company, through its subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US $1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation.  The agreement initally provided for the purchase price to be paid in three tranches, with US $400,000 due on or before July 31, 2002, a further US $400,000 on or before August 30, 2002 and the remaining US $600,000 to be paid by September 30, 2002.  The agreement is structured such that Exploraciones Oromin, S.A. (“Oromin S.A.”) will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,600 (US $600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212.415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding, Irie and Surge will jointly undertake the next phase of the exploration program with all required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or be subject to dilution.

A director of the Company became a director of Havana in August 2002.

b)

      Sabodala, Sénégal

In October 2004, the Company was awarded an exploration concession in Sénégal known as the Sabodala Project.  The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project by spending at least US $8,000,000 on exploration over the next 22 months.  The Sabodala Project will be owned by the Oromin Joint Venture Group (“OJVG”), a proposed joint venture between the Company as to 43.5%, a private Saudi Arabian investor group s to 43.5% and a private Sénégalese investor group as to 13%, with the Company providing exploration and management services.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)

Sabodala, Sénégal (cont’d…)

Under the proposed terms of the OJVG joint venture agreement, the Saudi group will provide the initial US $2,800,000 in exploration expenditures, with the Company providing the subsequent US $5,200,000 commitment.  In addition, the private Saudi group has agreed to arrange a financing, through an equity placement in the Company, of at least US $4,000,000 of the Company’s expenditure commitment.  The private Sénégalese investor group holds a free carried interest until the initial US $8,000,000 commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US $50,000 on or before April 30, 2005 (paid), and a total of US $1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US $6,000,000 on or before April 30, 2010.

5.         RELATED PARTY LOANS

In February 2005 and amended April 2005, the Company arranged loans totalling $625,000 bearing interest at 12% per annum, of which $575,000 are due to directors and a company controlled by a director.  These loans are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  The value attributable to the conversion options was not significant.

The loans were repayable on the earlier of twenty-four months following the date the loans were advanced or on closing of the Company’s next financing sufficient to repay the loans.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

6.         CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2005	26,983,125	$ 11,878,025	$ 250,386
For cash on exercise of warrants	800,507	144,091	-
For cash on exercise of stock options	174,000	41,550	-
Escrow shares cancelled	(74,795)	-	-
Stock-based compensation (Note 7)	-	-	82,455

Balance as at August 31, 2005	27,882,837	$ 12,063,666	$ 332,841

During the six months ended August 31, 2005, 74,795 of the common shares held in escrow were cancelled.  As at August 31, 2005, 203 common shares are held in escrow.

7.           STOCK OPTIONS

The total fair value of stock options granted during the current period was $82,455 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

3.3 – 3.42%

Expected life

1 – 5 years

Annualized volatility

82.9 – 98.6%

Dividend rate

0%

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

7.

STOCK OPTIONS (cont’d…)

As at August 31, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.20	427,000	September 28, 2005
0.34	191,749	February 8, 2006
0.50	100,000	March 24, 2006
0.20	235,000	July 4, 2006
0.16	50,000	December 1, 2008
0.25	894,000	January 22, 2009
0.25	296,000	March 3, 2009
0.30	295,781	October 29, 2009
0.40	75,000	May 27, 2010
0.35	180,000	July 12, 2010

	2,744,530

8.         WARRANTS

As at August 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,400,000	$ 0.25	March 1, 2006

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

9.         RELATED PARTY TRANSACTIONS

	2005	2004

Office and rent	$ 24,571	$ 16,149
Professional and consulting fees	140,552	62,588
Wages and benefits	69,000	69,000

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 4 (a) and 5.

Included in accounts payable and accrued liabilities at August 31, 2005 is $145,807 (February 28, 2005 - $102,573) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.       SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	August 31, 2005	February 28, 2005

Argentina	$ 509,540	$ 445,431
Brazil	44,021	3,957
Sénégal	1,135,224	1,134,520
Canada	9,627	6,303

	$ 1,698,412	$ 1,590,211

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

11.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004

Non-cash operating activities
Accounts payable incurred for resource property expenditure	$ 46,705	$ -
Receivables – recovery of resource property expenditures	(328,116)	-

	$ (281,411)	$ -

Non-cash financing activities
Shares issued on share subscriptions from prior year	$ -	$ 300,000
Share subscription	$ -	(300,000)

	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ (46,705)	$ -
Resource property expenditure recovery in receivables	328,116	-

	$ 281,411	$ -

12         SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2005:

a)

627,000 common shares were issued pursuant to the exercise of stock options for proceeds of $135,400.

b)

33,333 common shares were issued pursuant to the exercise of warrants for proceeds of $8,333.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the six months ended August 31, 2005

12. SUBSEQUENT EVENTS (cont’d…)

c)

The Company arranged and received a loan in the amount of US$600,000 bearing interest at 12% per annum compounded monthly.  The loan is convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The loan is repayable on the earlier of twenty-four months following the date the loan was advanced or on closing of the Company’s next financing sufficient to repay the loan and the earlier series of loans (Note 5).

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTH PERIOD

ENDED AUGUST 31, 2005

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED AUGUST 31, 2005

The following discussion and analysis, prepared as of October 25, 2005, should be read together with the interim unaudited consolidated financial statements for the six month period ended August 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 28, 2005 and February 29, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of exploring its resource properties located in Argentina, Sénégal and Brazil, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the six month period ended August 31, 2005, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2006.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the six month period ended August 31, 2005:

1.

In April 2005, the Company mobilised a field crew to begin the first phase of the proposed USD$8 million exploration program on its Sabodala Property in Sénégal which will include the acquisition of QuickBird High Resolution Satellite imagery, airborne geophysics, ground geophysics (including magnetics and induced polarization), regional and detailed geochemistry surveys, prospecting, geological and structural mapping, manual and mechanical trenching and extensive drilling.  During April and May, the Company carried out trenching at the Golouma area, completed a 6,242 line kilometre airborne geophysical survey over the entire Sabodala Property and cut more than 75 line-kilometres of GPS-controlled grid in preparation for ground geophysics, soil geochemistry and geologic mapping. During June, the Company carried out trenching and sampling prior to the cessation of work due to seasonal rains in July and August

2.

In April 2005, the Company renegotiated loan agreements entered into during the fiscal year ended February 28, 2005 to borrow $625,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements now provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

3.

In May 2005, the Company renegotiated the terms of the Sabodala joint venture agreement with its joint venture partners.  The final agreement provides for the establishment of the Oromin Joint Venture Group (“OJVG”) a joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”), a private Saudi controlled company, as to 43.5% and Arab African Petroleum Company (“Arapco”), a private company based in Dakar, Sénégal as to 13%, with the Company providing exploration and management services.  Under the revised terms of the OJVG joint venture agreement, Bendon will provide the initial US$2.8 million (rather than US$3.3 million) in exploration expenditures with the Company providing the subsequent US$5.2 million (rather than US$4.7 million) commitment.  As consideration for the change in expenditure commitments of the parties, Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment (rather than simply hold a right of first refusal to provide such financing).  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Arapco holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

4.

In August 2005, the Company entered into a loan agreement to borrow USD$600,000 to pay for work to be performed on the Company’s Santa Rosa Property in Argentina.  This loan agreement provides that the loan is due on the earlier of October 7, 2007 and five business days following the closing of the Company’s next financing sufficient to repay such loan and those loans advanced in February 2005; bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The proceeds of the loan were advanced on October 7, 2005 following the receipt of regulatory approval subsequent to the six month period ended August 31, 2005.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Total revenues	nil	nil	nil
Net loss	$448,169	$297,616	$193,126
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)
Total assets	3,985,105	2,990,680	2,444,494
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2005, the total assets of the Company increased to $3,985,105 from $2,990,680 as at February 29, 2004, primarily due to the sale of an effective 17.52% interest in its Santa Rosa Property.  The significant increase in loss during the year ended February 28, 2005 compared to the loss for the year ended February 29, 2004 is primarily due to a foreign exchange loss of $117,752 and an increase of $32,420 in office and rent costs as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At August 31, 2005, the Company’s current assets totalled $866,184 compared to $1,278,423 at August 31, 2004.  The decrease is due to investments in resource properties and general and administrative expenses.  During the same period, current liabilities also increased to $1,185,302 from $427,522 due to increased exploration activity and a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $145,807 due to related parties as a result of general and administrative expenses incurred by companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  Also included in the Company’s current liabilities are related party loans totalling $625,000 to pay exploration office costs associated with the Company’s Sabodala Property, of which $575,000 are with two directors of the Company and a company controlled by a director of the Company.  These loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007.  As the Company intends to conduct a financing sufficient to repay such loans during the current fiscal year, such loans are characterised as current liabilities.  As a result, the Company had a working capital of deficiency of $319,118 at August 31, 2005 as compared with working capital of $850,901 at August 31, 2004.  As at both August 31, 2005 and August 31, 2004, the Company had no long-term debt.

At August 31, 2005, the Company had total assets of $4,077,060 as compared with $3,298,382 at August 31, 2004.  The increase is due to the receipt of shares of Surge Global Energy Inc. pursuant to an agreement to extend the sale agreement for the sale of an effective 17.52% interest in the Santa Rosa Property.

Share capital as at August 31, 2005 was $12,063,666, up from $11,640,280 as at August 31, 2004 due to the sale of share capital.  During the six months ended August 31, 2005, the Company issued 800,507 shares pursuant to the exercise of warrants to generate proceeds of $144,091 and 174,000 shares pursuant to the exercise of stock options to generate proceeds of $41,550.  In addition, during the six months ended August 31, 2005, the Company cancelled 74,795 escrow shares in accordance with their terms of issuance.

The Company's largest cash outflows in the six months ended August 31, 2005 resulted from net resource property expenditures of $386,288.  The most significant contribution to working capital in the six months ended August 31, 2005 was provided by the sale of share capital that generated cash proceeds of $185,641. The most significant contribution to working capital in the six months ended August 31, 2004 was provided by the sale of a 17.52% interest in the Company’s Santa Rosa Property that generated net proceeds of $832,680.

During the six months ended August 31, 2005 the Company recorded interest income of $2,916 and a foreign exchange loss of $41,423.  During the six months ended August 31, 2004 the Company recorded interest income of $4,586 and a foreign exchange loss of $44,767.

Expenses for the six months ended August 31, 2005 were $254,903, up from $148,815 for the six months ended August 31, 2004 primarily due to bank charges and loan interest which rose to $43,114 from nil as a result of the outstanding related party loans.  Expenses for various other items, including office and rent, travel and public relations and wages and benefits, increased during the period as a result of the Company’s increased exploration activities on its Sabodala Property, however the majority of these costs have been recovered pursuant to an agreement with the Company’s joint venture partner to fund such costs.  While the costs should be expensed under Canadian GAAP, they are considered allocable exploration expenses under the Sabodala Mining Convention and will be credited towards the Company’s required exploration expenditure for the Sabodala Property.

Net loss for the six months ended August 31, 2005 was $293,410 or $0.01 per share as compared with a net loss for the six months ended August 31, 2004 of $188,996 or $0.01 per share.

Summary of Quarterly Results

	Three Months Ended August 31,2005	Three Months Ended May 31,2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004	Three Months Ended May 31,2004	Three Months Ended February 29, 2004	Three Months Ended November 30, 2003
Total assets	$4,077,060	$4,213,805	$3,985,105	$3,056,139	$3,298,382	$3,342,677	2,990,680	2,616,211
Resource properties and deferred costs	1,688,785	1,612,025	1,583,908	2,020,451	1,868,888	1,602,392	2,310,978	2,248,519
Working capital (deficiency)	(319,118)	(118,231)	(190,412)	595,177	850,901	1,196,853	237,335	(94,407)
Shareholders equity	2,891,758	3,023,560	2,917,072	2,752,183	2,870,860	2,952,777	2,699,678	2,301,336
Revenues	Nil	Nil	nil	nil	nil	nil	nil	nil
Net loss	(181,340)	(112,070)	(65,638)	(193,535)	(81,917)	(107,079)	(162,176)	(27,339)
Earnings (loss) per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)

Significant changes in key financial data from 2003 to 2005 can be attributed to expenditures on the Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, expenditures on the Sabodala Property in Senegal and the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and the Sabodala Property and begin exploration of its Carneirinho Property.

Based on its existing working capital, the Company requires additional financing for the Santa Rosa Property if it is to proceed with drilling during the current fiscal year; for the Sabodala Project if it is to fully implement its planned exploration program thereon during the current fiscal year; and the Carneirinho Property if it is to begin exploration thereon during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	August 31, 2005	August 31, 2004

Working capital (deficiency)	($319,118)	850,901
Deficit	(9,504,749)	(8,952,166)

Capital Resources

During the six months ended August 31, 2005, the Company issued 800,507 shares pursuant to the exercise of warrants to generate proceeds of $144,091 and 174,000 shares pursuant to the exercise of stock options to generate proceeds of $41,550.  In addition, during the six months ended August 31, 2005, the Company cancelled 74,795 escrow shares in accordance with their terms of issuance.

During the six month period ended August 31, 2004, the Company issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000 pursuant to a non-brokered private placement.  Each unit is comprised of one common share of the Company and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until March 1, 2006.  In addition, the Company issued 1,500,000 shares pursuant to the exercise of warrants to generate proceeds of $180,000.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration programs for its Santa Rosa Property, Carneirinho Property and Sabodala Project during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the six months ended August 31, 2005, the Company incurred professional fees of $140,552 with companies related by directors in common.  These payments were comprised of $70,826 paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $69,726 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $69,000 to its Chief Executive Officer and incurred office and rent costs of $24,571 with companies related by way of common directors.

As at August 31, 2005, accounts payable includes $145,807 due to related parties as a result of expense reimbursement due to an officer of the Company and a company with directors in common, geological consulting services incurred with a director and a company controlled by a director and legal fees incurred with a company controlled by a director.

During the fiscal year ended February 28, 2005, the Company entered into loan agreements with two directors of the Company and a company controlled by a director of the Company to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

Asset Retirement Obligations

Effective March 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments, performance bond, accounts payable and accrued liabilities and related party loans.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at August 31, 2005 approximately 95% of cash and cash equivalents is held in US dollars.  The performance bond arranged for the Santa Rosa Property is 100% US dollars and as at August 31, 2005, approximately 43% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at February 28, 2005, the Company had incurred cumulative acquisition and exploration costs of $2,656,051 with respect to its Santa Rosa Property in Argentina, however all of the expenditures were reduced to $445,431 as at February 28, 2005 due to cost recovery as a result of the cash and shares received from Surge Global Energy Inc. (“Surge”) pursuant to an agreement whereby the Company sold an effective 17.52% interest in the Santa Rosa Property to Surge.  During the six month period ended August 31, 2005, the Company incurred further exploration expenditures of $64,109 for a cumulative total (after cost recovery) of $509,540.  The expenditures in the six month period ended August 31, 2005 are comprised of contractor and geological staff costs of $31,640 or 49% of the total for the period; land and legal costs of $28,593 or 45% of the total for the period; and travel and accommodation of $3,604 or 6% of the total for the period.  The major components of cumulative expenditures (before cost recovery) are as follows: acquisition costs of $408,674 or 15% of the total; camp/financing costs of $532,803 or 19.6% of the total; contractor and geological staff costs of $794,322 or 29.2% of the total; geophysical costs of $307,788 or 11.3% of the total and land and legal costs of $501,144 or 18.4% of the total.

As at August 31, 2005, the Company had incurred net acquisition and exploration costs of $1,135,224 with respect to its Sabodala Property in Sénégal, following a cumulative cost recovery of $1,720,255 ($1,501,219 in the six months ended August 31, 2005).  The major components of this amount (before cost recovery) are as follows: exploration office costs of $790,448 or 28% of the total; contractor and geological staff costs of $1,317,852 or 46% of the total; land and legal costs of $141,422 or 5% of the total; and travel and accommodation costs of $372,929 or 13% of the total.  During the six months ended August 31, 2005, the Company carried out trenching at the Golouma area, completed a 6,242 line kilometre airborne geophysical survey over the entire Sabodala Property and cut more than 75 line-kilometres of GPS-controlled grid in preparation for ground geophysics, soil geochemistry and geologic mapping.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares without par value of which 27,882,837 were outstanding at the end of the six months ended August 31, 2005 and of which 28,543,170 were outstanding as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 1,366,667 shares of the Company at a price of $0.25 per share until March 1, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
191,749	$0.34	February 8, 2006
100,000	$0.50	March 24, 2006
135,000	$0.20	July 4, 2006
50,000	$0.16	December 1, 2008
894,000	$0.25	January 22, 2009
296,000	$0.25	March 3, 2009
195,781	$0.30	October 29, 2009
75,000	$0.40	May 27, 2010
180,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
2,417,530

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, President and Chief Executive Officer of Oromin Explorations Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended August 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

October 28, 2005

“Chet Idziszek”

Chet Idziszek

President

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended August 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

October 28, 2005

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer